SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 12, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 12,2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

12 April 2012

Smith & Nephew plc
Resolutions Passed at the Annual General Meeting

Smith & Nephew plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held at 2pm on 12 April 2012.

Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For/Discretion (Number of votes)	Against (Number of votes)	Abstentions (Number of votes)
Ordinary Resolutions
1. To adopt the Report and Accounts	627,866,702	70.05	627,110,500	756,202	1,076,720

2. To approve the remuneration report	478,307,968	53.37	444,661,926	33,646,042	150,626,503

3. To approve a final dividend	628,342,686	70.11	628,309,142	33,544	600,736
Re-election of directors
4. To re-elect Mr Ian E. Barlow	628,300,780	70.10	620,985,333	7,315,447	634,359

5. To re-elect Prof Geneviève B. Berger	628,306,711	70.10	626,976,674	1,330,037	626,328

6. To re-elect Mr Olivier Bohuon	609,781,716	68.04	576,447,841	33,333,875	19,159,606

7. To re-elect Sir John Buchanan	628,309,111	70.10	616,762,355	11,546,756	632,211

8. To re-elect Mr Adrian Hennah	609,797,963	68.04	606,427,553	3,370,410	19,134,852

9. To re-elect Dr Pamela J. Kirby	627,843,223	70.05	613,407,143	14,436,080	1,089,815

10. To re-elect Mr Brian Larcombe	627,859,746	70.05	610,407,230	17,452,516	1,064,292

11. To re-elect Mr Joseph C. Papa	628,276,606	70.10	619,923,803	8,352,803	647,433

12. To re-elect Mr Ajay Piramal	628,277,619	70.10	625,049,234	3,228,385	655,420

13. To re-elect Richard De Schutter	628,240,985	70.09	609,030,802	19,210,183	683,053
14. To reappoint the auditors	616,205,570	68.75	604,680,417	11,525,153	12,740,001

15. To authorise the Directors to determine the remuneration of the auditors	628,311,227	70.10	619,816,947	8,494,280	623,912

16. To renew the Directors' authority to allot shares	628,250,738	70.10	593,812,393	34,438,345	686,887

Special Business
17. To approve the Smith & Nephew Sharesave Plan 2012	604,977,282	67.50	594,670,392	10,306,890	23,943,502

18. To approve the Smith & Nephew International Sharesave Plan 2012	604,966,782	67.50	593,891,118	11,075,664	23,961,793
Special Resolutions
19. To renew the Directors' authority for disapplication of pre-emption rights	628,174,461	70.09	619,640,448	8,534,013	763,164
20 To renew the directors' limited authority to make market purchases of the Company's own shares	628,232,487	70.09	625,884,261	2,348,226	698,638
21 To authorise general meetings to be held on 14 days' notice	628,317,086	70.10	562,253,494	66,063,592	624,236

The number of ordinary shares in issue on 10 April 2012 at 6pm (excluding shares held in Treasury) was 896,272,825.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility, which is situated at: http://www.hemscott.com/nsm

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)20 7401 7646